Dechert LLP
1775 I Street, N.W.
Washington, D.C. 20006

March 1, 2012

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549

Re:	Neuberger Berman Advisers Management Trust
File Nos. 2-88566 and 811-4255

Dear Sir or Madam:

On behalf of Neuberger Berman Advisers Management Trust (the “Trust”), attached for filing via the EDGAR System pursuant to Rule 30e-1 under the Investment Company Act of 1940 (17 CFR 270.30e-1) is the definitive form of Form N-CSR, Certified Shareholder Report of Registered Management Investment Companies, for the period ended December 31, 2011 for Balanced Portfolio, Growth Portfolio, Guardian Portfolio, International Portfolio, Mid Cap Growth Portfolio, Partners Portfolio, Regency Portfolio, Short Duration Bond Portfolio, Small Cap Growth Portfolio and Socially Responsive Portfolio, each a series of the Trust.

No fees are required in connection with this filing.  Please call me at (212) 649-8795 with any questions or comments regarding the attached.

Very truly yours,

/s/ Lisa R. Price

Attachments

cc:	Corey A. Issing, Esq.
Neuberger Berman LLC